Exhibit 4.2

SECOND SUPPLEMENTAL INDENTURE GOVERNING

5.750% SENIOR NOTES DUE 2022

OF GENERAL CABLE CORPORATION

This SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of November 8, 2013, among General Cable Corporation, a Delaware corporation (the “Company”), the Guarantors (as defined in the Indenture referred to below) and U.S. Bank National Association, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Company and certain initial Guarantors have heretofore executed and delivered to the Trustee an indenture, dated as of September 25, 2012, as supplemented from time to time (the “Indenture”), providing for the issuance of 5.750% Senior Notes due 2022 (the “Notes”); and

WHEREAS, Section 8.02 of the Indenture permits the Company, the Guarantors and the Trustee to modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding; and

WHEREAS the Company has requested that holders of the Notes deliver their consents (the “Consent Solicitation”) with respect to the amendments set forth in this Supplemental Indenture (collectively, the “Amendments”); and

WHEREAS, in connection with the Consent Solicitation, the holders of a majority in aggregate principal amount of the outstanding Notes have duly consented to the Amendments; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture and to make this Supplemental Indenture valid and binding have been complied with or performed; and

WHEREAS, the foregoing recitals are made as statements of fact by the Company and the Guarantors and not by the Trustee.

NOW, THEREFORE, in order to amend the terms of the Indenture, in consideration of the foregoing, it is mutually agreed by the Company, the Guarantors and the Trustee as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AMENDMENT OF SECTION 1.01.

Section 1.01 of the Indenture is amended to add the following definitions:

“Additional Interest” has the meaning set forth under Section 6.01.

“Consent Fees” mean the payment defined as such with respect to the Notes in the Solicitation Documents.

“Consent Fee Due Date” means the date which is three business days after January 31, 2014 in the event the Company is in Default of Section 4.18 with respect to the Relevant SEC Reports (as defined in the Solicitation Documents) on January 31, 2014.

“Covenant Reversion Date” means 5:30 p.m., New York City time, on March 17, 2014.

“Expiration Date” means the date that the Solicitation made to the holders of the Notes expires as described in the Solicitation Documents.

“Solicitation Documents” mean the Consent Solicitation Statement, dated as of November 4, 2013, and the accompanying form of consent, each as may be amended and supplemented from time to time.

“Solicitation” means the consent solicitation defined as such with respect to the Notes in the Solicitation Documents.

The definition of “interest” set forth in Section 1.01 of the Indenture is amended and restated in its entirety as follows:

“interest” means, with respect to the Notes, the sum of any cash interest and any Special Interest and Additional Interest, if any, on the Notes.

3. AMENDMENT OF SECTION 1.03(9).

Section 1.03(9) of the Indenture is amended and restated in its entirety as follows:

(9) whenever in this Indenture there is mentioned, in any context, principal, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Special Interest and Additional Interest, if any, to the extent that, in such context, Special Interest and Additional Interest, if any, is, was or would be payable in respect thereof.

4. AMENDMENT OF SECTION 4.06.

Section 4.06 of the Indenture is amended and restated in its entirety as follows:

SECTION 4.06. Compliance Certificate.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company and the Guarantors have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company and the Guarantors have kept, observed, performed and fulfilled each and every covenant contained in this Indenture and are not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action they are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company and the Guarantors are taking or propose to take with respect thereto.

The Company will deliver to the Trustee, within 30 days after the occurrence thereof, an Officers’ Certificate detailing any Default of which it is aware, its status and what action the Company is taking or proposes to take with respect to such Default.

The Company’s fiscal year currently ends on December 31. The Company will provide written notice to the Trustee of any change in its fiscal year.

Notwithstanding any other provision of this Section 4.06 or this Indenture, the Company will have no obligation to deliver an Officers’ Certificate, as referred to above, relating to the breach of a covenant contained in Sections 4.06 (relating to a breach of a covenant contained in Section 4.18) or 4.18 of this Indenture that occurred prior to the Covenant Reversion Date.

5. AMENDMENT OF SECTION 4.18.

Section 4.18 of the Indenture is amended and restated in its entirety as follows:

SECTION 4.18. Provision of Financial Information.

Except as otherwise provided in this Section 4.18, whether or not required by the SEC, so long as any Notes are outstanding, the Company will file with the SEC and furnish to Holders of the Notes or cause the Trustee to furnish to the Holders of the Notes within the time periods specified in the SEC’s rules and regulations for reporting companies under Section 13 or 15(d) of the Exchange Act:

(1)	all annual and quarterly financial information required to be contained in a filing with the SEC on Forms 10-K and 10-Q, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s independent public accountants; and

(2)	all current reports required to be filed with the SEC on Form 8-K.

Notwithstanding the foregoing, if the information and reports referred to in this Section 4.18 are filed with the SEC for public availability, the Company shall be deemed to have furnished to the Holders of the Notes such information and reports on the date that the Company files such information and reports with the SEC. If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this Section 4.18 shall include or be accompanied by a reasonably detailed presentation of the financial condition and results of operations of the Company and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, whether or not required by the SEC, the Company shall file a copy of all of the information and reports referred to in this Section 4.18 with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company shall also furnish to Holders, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act. The Company shall also comply with the other provisions of TIA § 314(a).

Notwithstanding any other provision of this Section 4.18 or this Indenture, the documents and reports referred to in this Section 4.18 that the Company would have been required to file with the SEC on any date on or prior to the Covenant Reversion Date, but for this sentence, will not be required to be filed by the Company until the Covenant Reversion Date, and the filing by the Company with the SEC of its Quarterly Reports on Form 10-Q for the quarters ended June 28, 2013 and September 27, 2013 on or prior to the Covenant Reversion Date shall fully satisfy the requirement to file reports with the SEC for any periods prior to the Covenant Reversion Date.

6. AMENDMENT OF SECTION 6.01.

Section 6.01 of the Indenture is amended and restated in its entirety as follows:

SECTION 6.01. Events of Default.

“Event of Default” is defined for all purposes of this Indenture and with respect to the Notes as any one of the following events (whatever the reason for such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) failure to pay principal of (or premium, if any, on) any Note when due and payable, whether at its Stated Maturity, upon optional redemption, upon required purchase, upon acceleration or otherwise;

(2) failure to pay any interest on any Note when due and payable, and such failure continues for 60 days or more;

(3) failure to perform or comply with any of the provisions of Section 4.08, 4.11 or 5.01;

(4) except as otherwise provided in this Section 6.01, failure to perform any other covenant, warranty or agreement of the Company or a Guarantor under this Indenture, in the Notes or in a Guarantee (other than those defaults specified in clause (1), (2) or (3) above) and such failure continues for 60 days or more after written notice to the Company by the Trustee or to the Trustee and the Company by Holders of at least 25% in aggregate principal amount of the then outstanding Notes;

(5) a default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any of the Restricted Subsidiaries having an outstanding principal amount of greater than $75.0 million individually or in the aggregate, which default (A) is caused by a failure to pay at final maturity principal on such Indebtedness within the applicable express grace period, (B) results in the acceleration of such Indebtedness prior to its express final maturity or (C) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness;

(6) the rendering of a final judgment or judgments (not subject to appeal) of a court of competent jurisdiction against the Company or any of the Restricted Subsidiaries in an amount of greater than $75.0 million (net of any amounts paid by an insurance carrier) which remain undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(7) a Guarantee ceases to be in full force and effect or is declared to be null and void and unenforceable or a Guarantee is found to be invalid or a Guarantor denies its liability under its Guarantee or gives notice to that effect (other than by reason of release of the Guarantor in accordance with the terms of this Indenture);

(8) a court having jurisdiction in the premises enters (x) a decree or order for relief in respect of the Company or any of its Significant Subsidiaries in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (y) a decree or order adjudging the Company or any of its Significant Subsidiaries a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any of its Significant Subsidiaries under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any of its Significant Subsidiaries or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period 90 consecutive days; or

(9) (a) the Company or any of its Significant Subsidiaries commences a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent; or

(b) the Company or any of its Significant Subsidiaries consents to the entry of a decree or order for relief in respect of the Company or any of its Significant Subsidiaries in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any of its Significant Subsidiaries; or

(c) the Company or any of its Significant Subsidiaries files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law; or

(d) the Company or any of its Significant Subsidiaries consents to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any of its Significant Subsidiaries or of any substantial part of their property; or

(e) the Company or any of its Significant Subsidiaries makes an assignment for the benefit of creditors; or

(f) the Company or any of its Significant Subsidiaries admits in writing its inability to pay its debts generally as they become due; or

(g) the Company or any of its Significant Subsidiaries takes corporate action in furtherance of any such action.

Notwithstanding anything to the contrary in this Indenture, the Holders shall receive additional interest (the “Additional Interest”) on the Notes at an annual rate equal to 0.50% of the principal amount of the Notes. Additional Interest will accrue on all outstanding Notes from and including November 1, 2013 until the earlier of (i) the date that the Company ceases to be in Default of Section 4.18 with respect to the Relevant SEC Reports (as defined in the Solicitation Documents), and (ii) March 17, 2014. Additional Interest will be payable in the same manner and on the same interest payment dates and subject to the same terms as other interest payable under this Indenture. Additional Interest will not be payable in respect of the day that the Company first ceases to be in Default of Section 4.18 with respect to such Relevant SEC Reports.

Notwithstanding any of the foregoing, the failure of the Company to comply with Sections 4.06 (relating to a breach of a covenant contained in Section 4.18) and 4.18 of this Indenture on or prior to the Covenant Reversion Date shall not constitute an Event of Default under clause (4) above; provided, however, that the Company’s failure to be in compliance with Section 4.18 of this Indenture immediately after the Covenant Reversion Date shall, without any notice of default having been delivered to the Company by the Trustee or to the Trustee and the Company by Holders of at least 25% in aggregate principal amount of the then outstanding Notes, immediately constitute an Event of Default under clause (4) above.

7. CONSENT FEES UNDER THIS SUPPLEMENTAL INDENTURE. The Company shall pay the Consent Fees on the Notes on or prior to the Consent Fee Due Date in accordance with the terms and conditions set forth in the Solicitation Documents.

8. NO OTHER CHANGES. Except as set forth herein, all other terms and provisions of the Indenture shall remain in full force and effect.

9. NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

10. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

11. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

12. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and the Guarantors.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

SIGNATURES

GENERAL CABLE CORPORATION

By:	/s/ Robert J. Siverd
Name:	Robert J. Siverd
Title:	Executive Vice President, General Counsel and Secretary

DIVERSIFIED CONTRACTORS, INC.
GC GLOBAL HOLDINGS, INC.
GENCA CORPORATION
GENERAL CABLE CANADA HOLDINGS LLC
GENERAL CABLE INDUSTRIES, INC.
GENERAL CABLE INDUSTRIES LLC
GENERAL CABLE OVERSEAS HOLDINGS, LLC
GENERAL CABLE TECHNOLOGIES CORPORATION
GK TECHNOLOGIES, INCORPORATED
MARATHON STEEL COMPANY
MLTC COMPANY
PD WIRE & CABLE SALES CORPORATION
PHELPS DODGE AFRICA CABLE CORPORATION
PHELPS DODGE ENFIELD CORPORATION
PHELPS DODGE INTERNATIONAL CORPORATION
PHELPS DODGE NATIONAL CABLES CORPORATION
PRESTOLITE WIRE LLC

By:	/s/ Brian J. Robinson
Name:	Brian J. Robinson
Title:	Executive Vice President or President, as applicable

U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ William E. Sicking
Name:	William E. Sicking
Title:	Vice President and Trust Officer